Exhibit 99.1

Contact: Manchester United Investor Relations +44 (0) 161 868 8431

MANCHESTER UNITED is the World’s Most Popular Club With Over 1 Billion Fans & Followers

(NYSE:MANU) Manchester United has a worldwide fan and follower base of 1.1 billion, as measured in a new survey by global market research agency, Kantar; an increase of over 400 million since a similar survey was conducted in 2012.

The comprehensive survey, which was conducted across 39 countries and included over 54,000 respondents, showed total Fans and Followers of 1.1 billion (up from 659m in 2012).

The significant increase in the number of global fans and followers since 2012 demonstrates the enduring popularity of the club and the passion it generates as interest in football continues to grow around the world.

There were increases across Europe, Middle East and Africa, and the Americas, while the largest increases were in the Asia Pacific region, particularly in China, where the number of fans and followers grew from 108 million in 2012 to 253 million today.

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Notes

1.              Kantar is a global market research company, with more than 30,000 employees in over 100 countries. Part of the WPP group, Kantar is a leader in connected intelligence, that uses data and insights to provide clients with a holistic understanding of the changing media landscape. Kantar’s combination of global coverage and local expertise enables their clients to better understand media audiences and their relationships with brands to optimise investment.

2.              This comprehensive, internet-based survey was conducted during the first six months of 2019 and includes over 54,000 respondents across 39 countries. It repeats a similar 2012 survey, also conducted by Kantar, to ensure comparability of approach, methodology and results.

3.              The survey includes questions on:

•                  Demographics, age, gender, socio-economic background

•                  Viewership of Manchester United matches, social media following and engagement

•                  Relationship, awareness and attitudes to commercial partners

•                  Interest in Manchester United products, including merchandise

4.              The survey was commissioned by Manchester United.

5.              The survey indicates that Manchester United has 1.1 billion combined fans and followers worldwide, comprised of:

•                  467 million fans and 635 million followers (compared to 277 million and 382 million respectively in 2012)

•                  a total of 731.7 million fans and followers in Asia Pacific (compared to 324.7 million in 2012)

•                  a total of 296.1 million fans and followers in Europe, Middle East and Africa (compared to 262.9 million in 2012)

•                  a total of 74 million fans and followers in the Americas (compared to 71.7 million in 2012)

6.              The estimated number of Manchester United fans and followers globally is 67% higher than was found in 2012.

7.              In the survey, the term “fans” is defined as those individuals who answered survey questions, unprompted, with the answer that Manchester United was their favorite football team in the world.

8.              The term “followers” is defined as those individuals who answered survey questions, unprompted, with the answer that Manchester United is a football team that they proactively follow in addition to their favorite football team. For example, Kantar included in the definition of “follower” a respondent who watched live Manchester United matches, followed highlights coverage or read or talked about Manchester United regularly.

9.              We expect there to be differences in the level of engagement with our brand between followers and fans, as defined in the survey. We have not identified any practical way to measure these differences in consumer behaviour and any references to our followers and our fans should be viewed in that light.

10.       To calculate the number of fans and followers from the c. 54,000 responses, Kantar applied assumptions based on 3rd party data sets covering certain factors including population size, country specific characteristics such as wealth and GDP per capita, and affinity for sports and media penetration. They then extrapolated the results to the rest of the world, representing an extrapolated adult population of 5 billion people.

11.       While Kantar believes the extrapolation methodology was robust and consistent with consumer research practices, as with all surveys, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. As a result of these limitations, our number of followers and fans may be significantly less or significantly more than the extrapolated survey results.

12.       Kantar’s extrapolated results also accounted for non-internet users. To do so, Kantar Media had to make assumptions about the preferences and behaviours of non-internet users in those countries surveyed. For surveyed markets with especially low internet penetration these assumptions reduced the number of our followers in those countries and there is no guarantee that the assumptions applied are accurate.

13.       Survey results also account only for claimed consumer behaviour rather than actual consumer behaviour and as a result, survey results may not reflect real consumer behaviour with respect to football or the consumption of our content and products.

14.       The Kantar survey indicates that the information that it contains has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the survey results are reliable, we have not independently verified the data contained in the survey.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, enabling us to develop the world’s leading sports brand and a global community of 1.1 billion followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.